SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of March, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 16, 2005

BANCO LATINOAMERICANO dE EXPORTACIONES, S.A.

By:	/s/ PEDRO TOLL

Name:	Pedro Toll
Title:	Deputy Manager

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
Street address:
Calle 50 and Aquilino de la Guardia
Mailing address: P.O. Box 6-1497 El Dorado
Panama City, Republic of Panama

March 16, 2005

Dear Common Stockholders:

          You are cordially invited to attend the Annual Meeting of Stockholders (the “Annual Meeting”) of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, 52nd  & Ricardo Arias Streets, Panama City, Republic of Panama, on Tuesday, April 19, 2005, at 9:30 a.m. (Panamanian time).

          At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

1.	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2004 (Proposal 1);

2.	to appoint KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2005 (Proposal 2);

3.

to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock and one director to represent the holders of the class E shares of the Bank’s common stock)  (Proposal 3); and

4	to transact such other business as may properly come before the Annual Meeting.

          Proposal 1, Proposal 2 and Proposal 3 are more fully described in the attached Proxy Statement.

          A Notice of the Annual Meeting, the Proxy Statement, a proxy card for the Annual Meeting and the Bank’s Annual Report (which includes the audited financial statements of the Bank for the fiscal year ended December 31, 2004) accompany this letter.

          To ensure that you are represented at the Annual Meeting, we ask that you read the enclosed materials and complete, sign, date and return the enclosed proxy card as soon as possible, even if you expect to attend the Annual Meeting in person.  Your vote, regardless of the number of shares you own, is important.

          The Board of Directors of the Bank (the “Board”) urges you to indicate your approval by voting FOR the matters indicated on the enclosed proxy card and asks that you vote promptly.  If you attend the Annual Meeting, you may vote in person if you desire, even if you have previously mailed your proxy card.

          On behalf of the Board, we thank you for your cooperation and continuing support and look forward to seeing you on Tuesday, April 19, 2005.

Sincerely,

Ricardo Manuel Arango
Secretary

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 19, 2005

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Exportaciones, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2005 Annual Meeting of Stockholders (such meeting, including any adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 9:30 a.m. (Panamanian time), on Tuesday, April 19, 2005, for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2004 (Proposal 1);

(2)	to appoint KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2005 (Proposal 2);

(3)

to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board of Directors of the Bank (the “Board”).  The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purpose of electing directors to represent the holders of the class A shares and the class E shares, respectively.  Each of the elected directors will serve a term of three years.  Qualified candidates for the directorships representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares.  The Board has nominated Mario Covo as a director to represent the holders of the class E shares (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting.

          The Board has fixed the close of business on March 10, 2005 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting.  The presence, in person or by proxy, of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  The presence, in person or by proxy, of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the meeting scheduled to be held on Tuesday, April 19, 2005 at 9:30 a.m. (Panamanian time) at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, then a second meeting will be held at 9:30 a.m. (Panamanian time) on Wednesday, April 20, 2005 at the same location, with the stockholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

          You are cordially invited to attend the Annual Meeting.  Stockholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person.  If stockholders attend the Annual

Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards.  The enclosed proxy card is being solicited by the Board.  Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors

Ricardo Manuel Arango
Secretary

March 16, 2005

IT IS IMPORTANT THAT ALL STOCKHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING.  PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.  STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY DESIRE.

2

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

PROXY STATEMENT
FOR THE 2005 ANNUAL MEETING
OF STOCKHOLDERS

TO BE HELD ON APRIL 19, 2005

          This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2005 annual meeting of stockholders (the “Annual Meeting”) to be held on Tuesday, April 19, 2005 at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 9:30 a.m. (Panamanian time), and at any adjournments thereof.  Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement shall mean the Annual Meeting and any adjournments thereof.

          The Annual Meeting has been called for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2004 (See Proposal 1);

(2)	to appoint KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2005 (See Proposal 2);

(3)

to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board.  The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purpose of electing directors to represent the holders of the class A and class E shares, respectively.  Each of the elected directors will serve a term of three years.  Qualified candidates for the directorships representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares.  The Board has nominated Mario Covo as a director to represent the holders of the class E shares (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting.

          The Board recommends that all stockholders vote FOR each of Proposal 1 and Proposal 2.  With respect to Proposal 3, the Board recommends that (i) all holders of the class A shares vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, for any class A directors that may be nominated at the Annual Meeting, and (ii) all holders of the class E shares vote FOR Mario Covo as a director to represent the holders of the class E shares.

          This Proxy Statement is being mailed to stockholders on or about March 16, 2005.  If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon.  The presence of a stockholder at the Annual Meeting will not automatically revoke such stockholder’s proxy.  Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation with the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama.  Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned but has no indication of how the applicable stockholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows:  (1) FOR Proposal 1 to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2004; (2) FOR Proposal 2 to appoint KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2005; (3) FOR Proposal 3 to elect two directors to represent the holders of the class A shares in the proxy holders’ discretion, and to elect Mario Covo as a director to represent the holders of the class E shares; and (4) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

          The cost of soliciting proxies will be borne by the Bank.  In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail.  The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so.  The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies.  The cost of the services provided by such firm is not expected to exceed approximately $8,000 plus out-of-pocket expenses.

          The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, the class B shares and the class E shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Bank, except with respect to the election of directors.  For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.  The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide.  Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.  The close of business on March 10, 2005 has been fixed by the Board as the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting.  As of December 31, 2004, there were an aggregate of 38,897,079.20 shares of all classes of the Bank’s common stock issued and outstanding.  Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2004:

Class of Shares of Common Stock	Number of Shares Outstanding as of December 31, 2004

A	6,342,189.16
B	3,271,269.04
E	29,283,621.00

TOTAL	38,897,079.20

          As of December 31, 2004, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 9.5% of the total outstanding shares of voting capital stock of the Bank.

          The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the total outstanding shares of voting capital stock of the Bank, at December 31, 2004:

	At December 31, 2004

Class A	Number of Shares	% of Class	% of Total

Banco de la Nación Argentina	1,045,348.00	16.5	2.7
Banco do Brasil	974,551.00	15.4	2.5
Banco de Comercio Exterior de Colombia, S.A.	488,547.00	7.7	1.3
Banco de la Nación Perú	446,556.00	7.0	1.1
Banco Central del Paraguay	434,658.00	6.9	1.1
Banco Central del Ecuador	431,217.00	6.8	1.1
Banco del Estado de Chile	323,412.75	5.1	0.8

Total Shares of Class A Common Stock	6,342,189.16	100.0%	16.3%

Class B	Number of Shares	% of Class	% of Total

Banco de la Provincia de Buenos Aires	884,460.98	27.0	2.3
Banco de la Nación Argentina	295,944.50	9.0	0.8
Mizuho Corporate Bank Ltd	294,345.00	9.0	0.8

Total Shares of Class B Common Stock	3,271,269.04	100.0%	8.4%

Class E*	Number of Shares	% of Class	% of Total

Arnhold & S. Bleichroeder Advisers, LLC	3,518,400.00	12.0	9.0
Artisan Partners LP	2,928,114.00	10.0	7.5
Mondrian Investment Partners Ltd.	1,626,700.00	5.6	4.2

Total Shares of Class E Common Stock	29,283,621.00	100.0%	75.3%

Total Shares of Common Stock	38,897,079.20		100.0%

* Source: Schedule 13G filings with the Securities and Exchange Commission.

          The presence, in person or by proxy, of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting.  The presence, in person or by proxy, of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors.  If a quorum is not present at the meeting scheduled to be held on Tuesday, April 19, 2005 at 9:30 a.m. (Panamanian time) at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, then a second meeting will be held at 9:30 a.m. (Panamanian time) on Wednesday, April 20, 2005 at the same location, with the stockholders present (in person or by proxy) at such second meeting.  At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

          A copy of the Bank’s Annual Report (which includes the audited financial statements of the Bank for the fiscal year ended December 31, 2004) accompanies this Proxy Statement.

APPROVAL OF THE BANK’S
AUDITED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

(PROPOSAL 1)

          The Bank’s audited financial statements for the fiscal year ended December 31, 2004, which accompany this Proxy Statement, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and were audited by the Bank’s independent auditors, KPMG, in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”).  At the Annual Meeting, the stockholders will vote to approve the Bank’s annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote.  As has been customary at prior annual meetings of the Bank’s stockholders, appropriate executive officers of the Bank will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting regarding the Bank’s financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED FINANCIAL STATEMENTS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2004.

APPOINTMENT OF INDEPENDENT AUDITORS

(PROPOSAL 2)

          The Board recommends that the stockholders appoint KPMG as independent auditors for the Bank for the fiscal year ending December 31, 2005. The Bank has been advised by KPMG that neither that firm nor any of its associates has any relationship with the Bank or its subsidiaries other than the relationship that typically exists between independent auditors and their clients.  KPMG will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPOINTMENT OF KPMG AS INDEPENDENT AUDITORS OF THE BANK FOR THE
FISCAL YEAR ENDING DECEMBER 31, 2005.

ELECTION OF DIRECTORS

(PROPOSAL 3)

          The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation, composed mostly of independent directors.  Three directors are elected by the holders of the class A shares, five are elected by the holders of the class E shares and two are elected by the holders of all classes of the Bank’s common stock. As a result of the issuance of shares in the Bank’s rights offering which was completed in June 2003, the total number of issued and outstanding class B shares fell below 10% of the total number of issued and outstanding shares of the Bank’s common stock.  Under the Bank’s Articles of Incorporation, this caused the holders of the class B shares to forfeit their right to elect their two remaining directors, without being able to regain such right again.  Under the Articles of Incorporation, these two directors are now elected by the class E shareholders.

          Members of the Board are elected at annual meetings of stockholders of the Bank, and each director serves a term of three years.  In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.  The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide. Shareholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

          At the Annual Meeting, common stockholders will be asked to elect three directors (two directors to represent the holders of the class A shares and one director to represent the holders of the class E shares) to the Board. The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purpose of electing directors to represent the holders of the class A shares and the class E shares, respectively.  Each of the elected directors will serve a term of three years.  Qualified candidates for the directorships representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares.  The Board has nominated Mario Covo as a director to represent the holders of the class E shares of the Bank’s common stock.

Director Nominated for Re-Election to Represent Holders of Class E Shares

          Mario Covo, the nominee for the Class E directorship, is a founding partner of Finaccess International, Inc., and has served as the Chairman and Chief Executive Officer of that company since 1999.  Mr. Covo is also one of the founders of Columbus Advisors and the Columbus Group, where he worked from 1995 to 1999.  Mr. Covo was employed by Merrill Lynch, as Head of Emerging Markets-Capital Markets, from 1989 to 1995.  Previously, he was employed by Bankers

Trust Company as Vice President in the Latin American Merchant Banking Group from 1985 to 1989, focusing on corporate finance and debt-for-equity swaps.  Prior to that Mr. Covo was employed as an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF
CLASS E SHARES VOTE FOR THE ELECTION OF MARIO COVO AS A CLASS E DIRECTOR
OF THE BANK.

INFORMATION AS TO DIRECTORS, DIGNATARIOS,
ADVISORY COUNCIL AND EXECUTIVE OFFICERS

Information as to Continuing Directors

          The following table sets forth certain information concerning the directors whose terms do not expire in 2005, and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, country of citizenship and the year that each director’s term expires.

Name	Country of Citizenship	Position Held With the Bank	Term Expires

CLASS A

Maria da Graça França	Brazil	Director	2007
Head of North America and General Manager (New York Office)
Banco do Brasil

CLASS E

Will C. Wood	U.S.A.	Director	2006
Principal
Kentwood Associates
U.S.A.

Herminio Blanco	Mexico	Director	2007
CEO
Soluciones Estratégicas Consultoría
Mexico

William D. Hayes	U.S.A.	Director	2007
President
Wellstone Global Finance, LLC
U.S.A.

Alexandre Lodygensky Jr.	Brazil	Director	2007
Director
Comexport
Brazil

ALL CLASSES

Gonzalo Menéndez Duque	Chile	Director	2006
Director
Banco de Chile

Jaime Rivera	Guatemala	Director	2006
Chief Executive Officer
Bladex

Information as to Dignatarios

          The following table sets forth the names and countries of citizenship of the Bank’s dignatarios, their current office or position with other institutions and their current office or position with the Bank.  Dignatarios are elected annually by the members of the Board.  Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they are also directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank

Gonzalo Menéndez Duque	Chile	Chairman of the Board
Director
Banco de Chile

Jaime Rivera	Guatemala	Chief Executive Officer
Bladex

Ernesto A. Bruggia	Argentina	Treasurer
Chief Operations Officer
Bladex

Ricardo Manuel Arango	Panama	Secretary
Partner
Arias, Fábrega & Fábrega

Meetings of the Board of Directors and Committees

          The Board conducts its business through meetings of the Board and through activities of its Committees.  During the fiscal year ended December 31, 2004, the Board held seven meetings.  On average, directors attended approximately 97% of the total number of Board meetings held during the fiscal year ended December 31, 2004.

          The following table sets forth the four Committees established by the Board, the current number of members of each Committee and the total number of meetings held by each Committee during the fiscal year ended December 31, 2004:

Committee	Number of members	Total number of meetings held

Audit Committee	4	9
Credit Policy and Risk Assessment Committee	5	4
Assets and Liabilities Committee	5	4
Nomination and Compensation Committee	4	4

Audit Committee

          The Audit Committee is a standing Committee of the Board.  According to its Charter, the Audit Committee must be comprised of at least three directors.  The current members of the Audit Committee are Will C. Wood (Chairman of the Committee), Gonzalo Menéndez Duque, Santiago Perdomo and Alexandre Lodygensky Jr.

          All members of the Audit Committee must be independent directors, as determined by the Board, and at least one director must be a financial expert. No member of the Audit Committee can be an employee of the Bank.  The Board has determined that all members of the Audit Committee are independent and that at least one of its members is a financial expert.  The Audit Committee’s financial expert is Gonzalo Menéndez Duque.

          The Audit Committee meets at least six times a year, as required by the Superintendency of Banks of Panama, or more often if the circumstances so require.  During the fiscal year ended December 31, 2004, the Audit Committee met nine times.

          The Audit Committee reviewed and recommended to the Board that the audited consolidated financial statements of the Bank for the year ended December 31, 2004 be included in the Bank’s Annual Report.  The Audit Committee also recommended to the Board that it retain KPMG as its external independent auditors for the fiscal year ending December 31, 2005.  The aggregate amount of fees paid by the Bank to its independent auditors in connection with external audit and audit related services for the fiscal year ended December 31, 2004 was approximately $356,225 and for non-audit services was approximately $117,324.

          According to its Charter, the Audit Committee’s main oversight responsibilities include the following:

•

Recommend the selection and appointment of the independent auditors to the Board, review the scope and plan of the independent audit, approve the types of services (including non-audit services) to be rendered by the independent auditors and the fees to be paid, and monitor the independence of the external auditors.

•

Review the accounting policies used in the preparation of the Bank’s consolidated financial statements, the quality of the accounting principles used and any significant accounting developments and issues and possible impact of any substantial changes.

•

Review together with management and independent auditors the Bank’s interim consolidated financial statements, the annual consolidated financial statements, the annual report on Form 20-F and any financial information, which is to be released to the public.

•	Review together with management the adequacy of the Bank’s system of internal controls to assure the integrity of financial reporting, safeguarding of assets and compliance with laws and regulations.

•

Review with management to satisfy itself that management has appropriate procedures, practices and processes in place to reasonably assure adherence to policies and limits relating to the assumption of risks, and that the risks assumed by the Bank are appropriately reflected in the books and records.

•	Review the Bank’s compliance with its Code of Ethics.

•	Review and evaluate the adequacy of the work performed by the Controller, the Chief Auditor and the Compliance Officer.

          The Charter of the Audit Committee requires an annual self-evaluation of the Committee’s performance.

Credit Policy and Risk Assessment Committee

          The Credit Policy and Risk Assessment Committee is a standing Committee of the Board.  The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman of the Committee), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco and Alexandre Lodygensky Jr.  No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank.  The Board has determined that all members of the Credit Policy and Risk Assessment Committee are independent.

          The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board all the credit policies and procedures related to the adequate management of the Bank’s assets.  The Committee also reviews the quality and profile of the Bank’s credit assets and the risk levels assumed by the Bank.  The Committee’s responsibilities also include, among others, the review and submission to the Board for approval of the country limits and limits exceeding delegated authority and of the adequacy of credit reserves.

          The Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with risk management and other members of the Bank’s management team.  The Committee meets at least four times per year.  During the fiscal year ended December 31, 2004, the Committee held four meetings.

Nomination and Compensation Committee

          The Nomination and Compensation Committee is a standing Committee of the Board.  The current members of the Nomination and Compensation Committee are Santiago Perdomo (Chairman of the Committee), Mario Covo, Maria da Graça França and William Hayes.  No member of the Nomination and Compensation Committee can be an employee of the Bank.  The Board has determined that all members of the Nomination and Compensation Committee are independent other than Maria da Graça França.

          The Committee meets at least four times per year.  During the fiscal year ended December 31, 2004, the Committee held four meetings.

          The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for annual meetings of stockholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other senior management and counseling on succession planning for senior management; by recommending compensation for Board members and Committee members, including cash and equity compensation; by recommending compensation for senior management and employees of the Bank, including cash and equity compensation, and policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising senior management on issues related to the Bank’s personnel.

          The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the Committee’s performance.

Assets and Liabilities Committee

          The Assets and Liabilities Committee is a standing Committee of the Board.  The current members of the Assets and Liabilities Committee are Mario Covo (Chairman of the Committee), Herminio Blanco, Maria da Graça França, Guillermo Guémez García and William Hayes. No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that all members of the Assets and Liabilities Committee are independent directors other than Maria da Graça França.

          The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the management of the Bank’s assets and liabilities.  The Committee also coordinates disbursement and funding activities to enhance earnings and to reduce risks.  As part of its responsibilities, the Committee reviews and recommends to the Board, among others, policies related to the Bank’s liquidity, mismatch between assets and liabilities, investment of liquidity, derivative positions, and future funding strategies.

          The Assets and Liabilities Committee carries out its duties by way of reviewing periodic reports, which it receives from management, and by way of its interaction with the Senior Vice President, Treasury and other members of the Bank’s management team.  The Committee meets at least four times per year.  During the fiscal year ended December 31, 2004, the Committee held four meetings.

Corporate Governance

          The Board has decided not to constitute a corporate governance committee. Given the importance of corporate governance, the Board has decided to address all matters relating thereto in plenary meetings of the Board.

Advisory Council

          The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation.  The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise.  Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended.  The Advisory Council meets only when it is convened by the Board. During the fiscal year ended December 31, 2004, the Advisory Council did not meet and, accordingly, no fees were paid by the Bank to Advisory Council members in 2004.

          The following table sets forth the names, positions and countries of citizenship of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship

Luis Pagani	President Arcor S.A.I.C.	Argentina

Roberto Teixeira da Costa	Board Member Sul America, S.A.	Brazil

Name	Position	Country of Citizenship

Carlos Martabit	General Manager, Finance Division Banco del Estado de Chile	Chile

Eugenio Clariond	Chief Executive Officer Grupo Imsa, S.A. de C.V.	Mexico

Alberto Motta, Jr.	Vice President Inversiones Bahia Ltd.	Panama

Alfredo Riviere	President Sural, C.A.	Venezuela

Executive Officers

          Set forth below are the executive officers of the Bank.

Name	Position	Country of Citizenship

Jaime Rivera	Chief Executive Officer	Guatemala

Rubens V. Amaral Jr.	Chief Commercial Officer	Brazil

Ernesto A. Bruggia	Chief Operations Officer	Argentina

Miguel Moreno	Senior Vice President, Controller	Colombia

Gregory Testerman	Senior Vice President, Treasury	United States

Ana Maria de Arias	Senior Vice President, Human Resources and Corporate Operations	Panama

Carlos Yap S.	Senior Vice President, Finance	Panama

Miguel A. Kerbes	Senior Vice President, Risk Management	Uruguay

Joaquín Uribe	Senior Vice President, Process Engineering and Technology	Colombia

          Jaime Rivera has served as Chief Executive Officer of the Bank since January 2004.  He was Chief Operating Officer of the Bank since March 2002.  Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela.  Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers’ Association and the Latin American Agribusiness Development Corporation.

          Rubens V. Amaral Jr. became Chief Commercial Officer of the Bank in March 2004.  He worked for Banco do Brasil, New York Branch as General Manager and Managing Director for North America since 2000.  Mr. Amaral has been employed by Banco do Brasil in various capacities since 1975, holding the positions of Managing Director, International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1994 to 1998, Deputy General Manager in the New York branch in charge of the Trade Finance & Correspondent Banking Department, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Division - Head Office, from 1989 to 1993.  Mr. Amaral also served as a representative for the Central Bank of Brazil from 1982 to 1988 in banking supervision.

          Ernesto A. Bruggia became Chief Operations Officer of the Bank in July 2004.  Mr. Bruggia served as Chief Executive Officer of Banco de la Provincia de Buenos Aires (“BPBA”) from 1999 to 2004 and as Chief Executive Officer of Grupo BAPRO (holding company of BPBA) from 1998 to 2004.  Mr. Bruggia has been employed by BPBA in various capacities since 1976, including: as Assistant General Manager from 1993 to 1999, as Finance and International Relations Manager from 1992 to 1993, as International Operations Manager from 1990 to 1992, as Deputy Manager in charge of International Operations from 1989 to 1990, as Deputy Manager in charge of the International Division in 1985 and as Chief of International Audit in 1983.  Mr. Bruggia began his career with BPBA in 1976 in its Stock Exchange Department.

          Miguel Moreno has served as Senior Vice President, Controller of the Bank since September 2001.  He was a partner and Information Technology Consulting Manager for PriceWaterhouse, Bogotá, Colombia from 1988 to 2001 and served as Vice President of Information Technology and Operations for Banco de Credito, Bogotá, Colombia from 1987 to 1988.  Mr. Moreno served as Chief Executive Officer, TM Ingeniería, Bogotá, Colombia, from 1983 to 1987 and as Chief Executive Officer, ICDS Ltd., Bogotá, Colombia, from 1982 to 1987.  He was the Head of the Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984.  Mr. Moreno was employed by SENA, Organization and Systems Office and Planning Consulting, Colombia from 1977 to 1981 and worked for the Finance and Public Credit Ministry of Colombia, as Advisor to the Minister from 1976 to 1977.

          Gregory Testerman has served as Senior Vice President of Treasury of the Bank since January 2005.  Mr. Testerman worked for Banco Santander Central Hispano, S.A. from 1986 to 2003 in various capacities, including: as General Manager, Miami Agency, from 1999 to 2003, as General Manager, Tokyo Branch, and Country Manager in Japan from 1995 to 1999, as Vice President, Head of Financial Control, Benelux & Asia Pacific, from 1991 to 1995, as Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, as Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991 and as Second Vice President, Management Reporting, Belgium, from 1986 to 1989.  Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986 and as part of the Corporate Controllers Development Program in New York from 1984 to 1986.

          Ana Maria de Arias has served as Senior Vice President of Human Resources and Corporate Operations of the Bank since June 2004.  Prior to her employment by the Bank, she served as Vice President of Human Resources of Banco General, S.A., Panama, from 2000 to 2004 and as Assistant Vice President of Human Resources, from 1999 to 2000.  Prior to that she was employed by the Panama Canal Commission, Panama, in various capacities from 1990 to 1999.

          Carlos Yap S. has served as Senior Vice President, Finance, of the Bank since July 2002.  Mr. Yap previously served as Vice President, Finance, of the Bank from 1993 to 2002.  Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993.  Prior to his employment by the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

          Miguel Kerbes has served as Senior Vice President, Risk Management, of the Bank since July 2002.  Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002.  He was the Assistant Credit Director for the Southern Cone Area of Banco Santander-Chile from 1995 to 2000.  Mr. Kerbes also served as the Head of Credit Division at Banco Boston Chile from 1992 to 1995 and was employed by ING Bank in various capacities from 1982 to 1992.

          Joaquín Uribe has served as Senior Vice President, Process Engineering and Technology of the Bank since July 2002.  Mr. Uribe previously served as Vice President, Processes, Technology and Operations, of the Bank since September 2001.  He was previously employed by Citibank Colombia in various capacities from 1997 to 2001, including: Senior Country Operations Officer – Corporate and Consumer Banking from 2000 to 2001, Country Operations Officer – Consumer Banking from 1998 to 2000, and V.P. – Head of Technology – Consumer Banking from 1997 to 1998.  Mr. Uribe was employed by UNISYS Corporation, Colombia from 1987 to 1997 and held the position of Information Services Manager for System Integration and Project Quality Office.  Mr. Uribe also served as the Director of the Data Processing Center and Professor of the Colombian School of Engineering from 1981 to 1987.

Transactions with and Remuneration of Executive Officers and Directors

Cash Compensation

          The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2004 to the executive officers of the Bank as a group for services in all capacities was $3,146,958.  During the fiscal year ended December 31, 2004, the Bank accrued, and in February 2005 paid, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $861,000.  At December 31, 2004, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $600,000.

          The Board revised the compensation of its members on July 19, 2003.  As part of the revised compensation plan each non-employee director of the Bank is eligible to receive an annual amount of up to $30,000 for his services as a director and an additional amount of $1,500 for each meeting of the Board and each meeting of shareholders attended, and $1,000 for each Board Committee meeting attended.  The Chairman of the Board is eligible to receive an additional 50% of the compensation that other directors are eligible to receive.  The Chairman of each Committee of the Board is eligible to receive an additional amount of $500 for each Board Committee meeting attended. The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2004 to the directors of the Bank as a group for their services as directors was $565,000.

Share Compensation and Ownership

          On October 13, 1995, the Board adopted a stock option plan (the “1995 Stock Option Plan”) authorizing the Bank to grant to eligible executive officers and employees stock options on up to 300,000 class E shares.  The 1995 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the class E shares on the date of the grant of the option.  On October 1, 1999, the Board adopted another stock option plan (the “1999 Stock Option Plan”) authorizing the Bank to grant to eligible executive officers and employees stock options on up to 350,000 class E shares.  The 1999 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the class E shares on the date of the grant of the option.  Participants in the 1999 Stock Option Plan who remain employed will become fully vested in their options four years from the date of grant.  Options granted under both the 1995 Stock Option Plan and the 1999 Stock Option Plan remain outstanding for a period of 10 years unless sooner forfeited.

          The following table sets forth information regarding the stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan since the inception of these plans.  Each exercise price listed below is equal to the fair market value of the class E shares on the dates on which the options related thereto were granted under the plans.

Date of Grant	Number of shares	Exercise Price

October 13, 1995	90,000	$41.56
January 31, 1997	70,000	51.19
February 6, 1998	70,000	42.56
February 4, 1999	70,000	23.03
February 4, 2000	70,000	23.16
February 6, 2001	70,000	32.88

          As of December 31, 2004, 62,766 class E shares had been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.  On July 19, 2003, the Board decided to discontinue the 1995 Stock Option Plan and the 1999 Stock Option Plan.

          In addition, in 1999, the Board approved the adoption of two employee stock programs.  These programs were implemented in the year 2001 and have the following terms:

(1)

Deferred Equity Unit Plan (the “DEU Plan”): Employees who participate in the Bank’s stock purchase plan and make elections thereunder to receive up to 25% of their annual bonuses in class E shares of the Bank (the “Bonus Shares”) automatically participate in the DEU Plan.  Under the DEU Plan, the Bank grants to the employee one deferred equity unit for every two Bonus Shares purchased under the stock purchase plan.  Each deferred equity unit represents the right to receive one class E share of the Bank (or the economic equivalent thereof.)  A participating employee will vest in the deferred equity units credited to him or her if the participant (i) remains employed by the Bank through the applicable vesting period and (ii) allows the Bonus Shares to be held in the Bank’s custody (or under alternative arrangements) through the vesting period.  The vesting period is generally three years from the date of purchase as to 50% of the deferred equity units and five years from the date of purchase as to the remaining 50% of the deferred equity units.  In certain circumstances, participants will have the opportunity to continue to vest in deferred equity units after termination of employment.  Payments in respect of deferred equity units are made after vesting.  Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of the class E shares) if and after the underlying deferred equity units vest.

(2)

Deferred Compensation Plan (the “DC Plan”): The DC Plan has two separate features.  Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee’s compensation, divided by (y) the fair market value of a class E share of stock of the Bank.  Each deferred equity unit represents the right to receive a class E share (or the economic equivalent thereof).  Employees will vest in the deferred equity units after three years of service (which includes past service with the Bank).  Subject to certain acceleration events, distributions will be made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee’s account and (ii) 10 years after the employee is first credited with deferred equity units under the DC Plan.  Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of class E shares) if and after the underlying deferred equity units vest.  The second component of the DC Plan allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive a discretionary, matching cash contribution.  In no event shall the value of (i) the discretionary, matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employee exceed 6% of the employee’s annual compensation.

          As of December 31, 2004, an aggregate number of 122 and 28,351 deferred equity units, representing the right to acquire the same number of class E shares, or the economic equivalents thereof, had been granted to eligible employees of the Bank and were outstanding under the DEU Plan and the DC Plan, respectively.  In July 2003, the Board decided to discontinue the DEU Plan and the DC Plan.

          On April 13, 2004, the Board approved an indexed stock option plan (the “Indexed Stock Option Plan”) for officers and directors, which provides indexed options on class E shares with the exercise price indexed to a customized Latin American general market index.  The exercise price under the Indexed Stock Option Plan is adjusted based on the change in the customized index.  The option term is seven years, and there is cliff vesting after four years.  The number of shares on which options are granted is calculated using the Black-Scholes derived value of the options or other method approved by the Board.  Under the terms of the Indexed Stock Option Plan, non-employee directors will be awarded options annually to purchase class E shares having a Black-Scholes derived value of $10,000 ($15,000 in the case of the Chairman of the Board).  Officers will be awarded options under the Indexed Stock Option Plan at the discretion of the Board.  It is the intention of the Board to award options to officers on an annual basis.  As of December 31, 2004, indexed options with respect to 17,426 and 167,410 class E shares had been granted to directors and officers, respectively, by the Board under the Indexed Stock Option Plan.

          In 2000, the Board adopted a stock option plan (the “Board Plan”) for the non-employee directors of the Bank.  Pursuant to the Board Plan, each year the Board may grant options to each non-employee director to purchase class E shares of the Bank.  The aggregate number of class E shares that may be issued upon exercise of options under the Board Plan is 50,000.  If options are granted under the Board Plan in any calendar year, the Chairman of the Board will receive options to purchase shares that have an aggregate value of $15,000 on the date of grant and each other director will receive options to purchase shares that have an aggregate value of $10,000 on the date of grant.  The exercise price for all options under the Board Plan will be equal to the fair market value of a class E share on the date of grant.  Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant.  All directors must pay the exercise price in cash, except that the Board may determine, in its discretion, to allow payment of the exercise price in class E shares.  Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee’s services as a director of the Bank.  As of December 31, 2004, stock options with respect to 2,584 class E shares had been granted by the Board under the Board Plan at an exercise price of $32.88 per class E share.   The Board granted these stock options on February 6, 2001.  As of the date hereof, none of the stock options granted by the Board under the Board Plan have been exercised.  In accordance with the Board Plan, options on 304 class E shares were forfeited during 2001 (and may be reissued) as a result of the expiration of the term of a director.  In July 2003, the Board decided to discontinue the Board Plan and no additional options will be granted under this plan. The Board Plan has been replaced by the Board Restricted Stock Plan (the “Board Restricted Stock Plan”), described below, and the Indexed Stock Option Plan.

          In 2003, the Board adopted the Board Restricted Stock Plan for the non-employee directors of the Bank.  Under the Board Restricted Stock Plan, each non-employee director of the Bank is awarded annually a number of shares of class E common stock equal to the number that results from dividing $10,000 ($15,000 in the case of the Chairman of the Board) by the market price of a class E share on the date the award is made.  Directors receiving shares of restricted stock under the plan will have all the rights of stockholders of the Bank (including voting and dividend rights), except that all such shares will be subject to restrictions on transferability.  The restrictions placed on the shares awarded under the Board Restricted Stock Plan will lapse on the fifth anniversary of the award date.  If a director’s service with the Bank is terminated for cause, the shares that then remain subject to restrictions will be forfeited.  However, the restrictions will immediately lapse on all shares granted to a director in the event of the termination of the director’s service with the Bank due to death, disability, or for any other reason other than termination for cause.  Dividends on the restricted shares are held by the Bank until the restrictions lapse, and if the restricted shares are forfeited, any dividends relating to those shares are forfeited.  During 2003, 9,547 class E shares were issued to non-employee directors under the Board Restricted Stock Plan and compensation expense charged against income in 2003 relating to such issuance was $94,993.  During 2004, 6,242 class E shares were issued to non-employee directors under the Board Restricted Stock Plan and compensation expense charged against income in 2004 relating to such issuance was $94,878.

          The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates. During the years 2004, 2003 and 2002, the Bank charged to salaries expense $178,626, $139,934 and $118,900, respectively, with respect to this plan.  As of December 31, 2004 and 2003, the accumulated liability payable under this contribution plan amounted to $356,369 and $571,755, respectively.

          As of December 31, 2004, the Bank’s executive officers, directors, and Advisory Council members, as a group, owned an aggregate of 31,390 class E shares, which was approximately 0.1% of all issued and outstanding class E shares.

          The following tables set forth information regarding the number of shares owned by the Bank’s executive officers and options and rights held under each of the DEU Plan, the DC Plan, the 1995 Stock Option Plan, the 1999 Stock Option Plan and the Indexed Stock Option Plan, as of December 31, 2004.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2004	Number of Shares that may be Acquired within 60 Days of Dec. 31, 2004	Options under 1995 Stock Option Plan	Options under 1999 Stock Option Plan	Rights under DEU Plan	Rights under DC Plan	Options under Indexed Stock Option Plan (1)

Jaime Rivera Chief Executive Officer	1,400	0	0	0	0	0	102,436

Rubens V. Amaral Jr. (2) Chief Commercial Officer	0	0	0	0	0	0	67,522

Ernesto A. Bruggia Chief Operations Officer	1,005	0	0	0	0	0	16,506

Miguel Moreno Senior Vice President – Controller	0	0	0	0	0	597	20,486

Christopher E. D. Hesketh (3) Former Senior Vice President– Treasury.	1,630	34,250	25,433	11,150	0	855	0

Ana Maria de Arias Senior Vice President – Human Resources and Corporate Operations	0	0	0	0	0	0	13,931

Carlos Yap S. Senior Vice President – Finance	0	32,397	21,905	10,492	0	545	17,482

Miguel A. Kerbes Senior Vice President – Risk Management	0	3,750	0	3,750	0	621	17,755

Joaquín Uribe Senior Vice President – Process Engineering and Technology.	0	0	0	0	0	464	15,980

(1)

Includes an aggregate number of 118,615 indexed options granted to executive officers on February 1, 2005.  On the same date, an aggregate number of 18,415 indexed options were granted to other non-executive officers under the Indexed Stock Option Plan.

(2)

Mr. Amaral resigned as a director of the Bank effective February 4, 2004 in connection with becoming an executive officer of the Bank.  As a director, Mr. Amaral was granted 304 options under the Board Plan, which he still holds.

(3)

13,927 indexed options granted to Mr. Hesketh in 2004 under the Indexed Stock Option Plan were forfeited in January 2005 as a result of Mr. Hesketh’s resignation as Senior Vice President-Treasury of the Bank effective January 1, 2005.

          In addition, as of the date hereof, there are 2,263 rights outstanding under the DC Plan that were granted to former executive officers of the Bank.

          The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, restricted shares held under the Board Restricted Stock Plan and options received under the Board Plan and the Indexed Stock Option Plan, as of December 31, 2004.

Name of Director	Number of Shares Beneficially Owned as of December 31, 2004 (1)	Number of Shares that may be Acquired within 60 days of Dec. 31, 2004	Options under the Board Plan	Options under Indexed Stock Option Plan (2)	Restricted Shares held under Board Restricted Stock Plan

Maria da Graça França (3)	0	0	0	0	0
Guillermo Güémez García (4)	0	0	0	0	0
Santiago Perdomo Maldonado	1,662	0	0	3,821	1,662
Will C. Wood	4,162	304	304	3,821	1,662
Mario Covo	1,662	304	304	3,821	1,662
Herminio Blanco	657	0	0	3,821	657
William Hayes	2,657	0	0	3,821	657
Alexandre Lodygensky Jr.	657	0	0	3,821	657
Gonzalo Menéndez Duque	2,493	304	304	5,733	2,493

(1)	Includes class E shares held under the Board Restricted Stock Plan.
(2)	Includes an aggregate number of 15,054 indexed options granted to directors on February 1, 2005.
(3)

657 class E shares corresponding to Mrs. França’s entitlement under the Board Restricted Stock Plan have been issued to her employer, Banco do Brasil.  In addition, an aggregate number of 3,821 indexed options to which Mrs. França was entitled under the Indexed Stock Option Plan have been granted to Banco do Brasil.

(4)	An aggregate number of 1,662 class E shares corresponding to Mr. Güémez’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco de Mexico.

          In addition, as of the date hereof, there are 1,368 options outstanding under the Board Plan that were granted to former directors.

          For additional information regarding stock options granted to executive officers and directors, see Note 15 to the audited financial statements of the Bank for the fiscal year ended December 31, 2004.

          Certain directors of the Bank are executive officers of banks and/or other financial institutions located in Latin America, the Caribbean and elsewhere.  Some of these banks and/or other financial institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions.  As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors nor do they participate with respect to decisions regarding country exposure limits in countries in which such institutions are domiciled.

Corporate Governance Practices

          The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the New York Stock Exchange’s Listed Company Manual/Corporate Governance Rules on its website (www.blx.com).

STOCKHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

          Any proposals that a stockholder wishes to have included in the Bank’s proxy statement for the 2006 annual meeting of stockholders, including, without limitation, any nomination of a director who such stockholder is entitled to elect, must be received by the Secretary of the Bank at the executive offices of the Bank at Calle 50 and Aquilino de la Guardia Street, P.O. Box 6-1497, El Dorado, Panama City, Republic of Panama, no later than January 13, 2006.  In the event such a proposal includes a nomination for a directorship, it must include material background information relating to such nominee.

OTHER MATTERS

          If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors

Ricardo Manuel Arango
Secretary
March 16, 2005

DETACH PROXY CARD HERE

PLEASE SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.	☒ Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

1.	Approval of the Bank’s audited financial statements for the fiscal year ended December 31, 2004.	☐	☐	☐	3. ELECTION OF DIRECTORS
Election of one Class E Director:

2.	Appointment of KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2005.	☐	☐	☐	FOR The nominee Mario Covo	☐	WITHHOLD Authority to vote for Mario Covo	☐

4.	In the proxy holders’ discretion, with respect to any other business which may properly come before the Annual Meeting of Stockholders or any adjournments thereof.

SCAN LINE (FPO)

When this proxy card is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank’s audited financial statements for the fiscal year ended December 31, 2004; FOR the appointment of KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2005; FOR the election of the nominee Mario Covo as a director to represent the holders of the class E shares; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

Date	Share Owner sign here	Co-Owner sign here

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Annual Meeting of Stockholders, April 19, 2005

The undersigned, revoking all previous proxies, hereby appoints Maria da Graça França, Will C. Wood and William Hayes, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Bank to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, on April 19, 2005, at 9:30 a.m. (Panamanian time), and at any adjournments thereof.

Unless otherwise specified in the squares provided, the undersigned’s vote will be cast FOR Proposals (1), (2) and (3) and in the proxy holders’discretion with respect to any other matter which may properly come before the Annual Meeting of Stockholders.

When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank’s audited financial statements for the fiscal year ended December 31, 2004; FOR the appointment of KPMG as the Bank’s independent auditors for the fiscal year ending December 31, 2005; FOR the election of the nominee Mario Covo as a director to represent the holders of the class E shares;and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

(Continued and to be dated and signed on the reverse side.)

To change your address, please mark this box. ☐

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
P.O. BOX 11359
NEW YORK, N.Y. 10203-0359